

April 11, 2018

Simon Allen
Chief Executive Officer
CohBar, Inc.
1455 Adams Dr., Suite 2050
Menlo Park, CA 94025

> **Re: CohBar, Inc.**
> **Post-Effective Amendment No. 3 to Form S-1 on Form S-3**
> **Filed April 2, 2018**
> **File No. 333-205519**

Dear Mr. Allen:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

POS AM Filed April 2, 2018

Incorporation of Documents by Reference, page 18

1. Please revise this section to incorporate by reference the Current Report on Form 8-K filed on March 26, 2018.

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

Simon Allen
CohBar, Inc.
April 11, 2018
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Peter Cancelmo, Esq.